Exhibit 99.1
                                                                    ------------


                                                                   Telewest Logo

FOR IMMEDIATE RELEASE                                             1 August 2002



                           TELEWEST COMMUNICATIONS plc
                              INTERIM RESULTS 2002


HIGHLIGHTS

o Record broadband internet subscriber growth; 192,000 broadband subs today
o 1Mb broadband service launched; 15,000 subscribers after only seven weeks
o        EBITDA up 30% to (pound)184m year-on-year; Q2 EBITDA of (pound)93m (Q1:
         (pound)91m)
o        Capex down by 25% year-on-year

-------------------------------------------------------------------------------------------------------------------------
                                                                              Half-year           Half-year        Change
                                                                                   2002                2001          over
                                                                                                                     2001
-------------------------------------------------------------------------------------------------------------------------
Total Turnover                                                              (pound)674m         (pound)648m          +4%

EBITDA (including our proportionate share of UKTV's EBITDA)                 (pound)184m         (pound)142m         +30%

-------------------------------------------------------------------------------------------------------------------------
Cable Division:
-------------------------------------------------------------------------------------------------------------------------
 Consumer Division:          Revenues                                       (pound)458m         (pound)415m         +10%
                             Household customers                                  1.77m               1.73m          +2%
                             Monthly revenue per household                 (pound)41.72        (pound)39.07          +7%

-------------------------------------------------------------------------------------------------------------------------
 Business Division:          Revenues                                       (pound)131m         (pound)138m          -5%


-------------------------------------------------------------------------------------------------------------------------
Content Division:            Revenues - including share of joint             (pound)85m           (pound)95m        -11%
                             ventures*
-------------------------------------------------------------------------------------------------------------------------

* Content Division revenues are stated after elimination of inter-company trading.

Commenting on the results, Charles Burdick, managing director of Telewest Communications, said:

"These interim results come at the end of a tough quarter in which we introduced a headcount reduction of 15 per cent, increased prices and reduced the capex run rate from a projected (pound)600 million for the year to around (pound)470 million. Nevertheless, the key financials - revenue and EBITDA - have continued to move forward.

The big success story in these numbers is the continuing growth of our broadband internet product. Telewest now has 192,000 broadband internet subscribers installed. In under two months we have signed up 15,000 users to our even faster 1 megabit service, demonstrating there is a substantial market for high-speed communications. The power of our technology is two way interactivity and the ability to bundle video, voice and data. Our triple-play customer numbers continue to rise: 139,000 subscribers now take broadband internet, television and telephony.

However, our other residential products suffered as we had small net subscriber losses in both CATV and residential telephony reflecting churn from price rises, tighter credit policy implementation, and our emphasis on broadband.

The overall operational results are also a testament to the quality of Telewest's staff, who have coped with the job cuts we have instituted in our attempt to increase efficiency and drive down costs. Their achievements have continued despite the negative noise that has swirled around the company because of our balance sheet issues.

This quality performance from our employees applies across the company. The Business Division managed to grow revenues in the second quarter. Content also has held steady despite the poor television advertising market and the loss of subscription revenue following the demise of ITV Digital. The revenue declines in Content were mainly due to the exclusion of revenues from businesses that we have either closed or sold.

As we communicated to our shareholders on 4 July 2002, our board has concluded that it is in the best interest of Telewest to enter into discussions with the Bondholders' Committee and, if approached, Liberty Media to establish whether a proposal which could command the support of the board is capable of being agreed. Our board will continue to progress all available options in order to arrive at a solution, which is fair and equitable to all stakeholders. Detailed discussions will not begin until we have obtained the necessary waivers and consents from our banks."

Enquiries to    Telewest Communications plc

                Charles Burdick           managing director                            020 7299 5000
                John Murray               director, policy and communications          020 7299 5128

                And at
                Brunswick

               Sarah Tovey                                                             020 7404 5959
               John Sunnucks                                                           020 7404 5959


For an audio visual interview with Telewest managing director, Charles Burdick, please visit www.cantos.com or www.telewest.co.uk

FINANCIAL REVIEW

Total turnover for the six months ended 30 June 2002 increased 4% to (pound)674 million compared to the first half of 2001. This was driven mainly by growth in the Consumer Division, which grew by 10% to (pound)458 million. The growth in the Consumer Division was partly offset by a (pound)10 million reduction in Content Division revenues, mainly due to the closure or sale of non-core businesses, and a (pound)7 million reduction in Business Division revenues due to weakness in the Carrier market.

Gross margin has improved to 67% for the half year compared to 62% in the first half of 2001 driven by strong improvements in CATV margins, rising telephony margins and the growing number of high margin broadband customers. Gross margin is stated having taken into account cost of sales, before depreciation.

Selling, general and administrative expenses for the six months were (pound)256 million, up 3% on the first half of 2001. Redundancy costs incurred during the second quarter were approximately (pound)7 million and we anticipate that there will be further costs of a similar or greater magnitude in the third quarter as we complete the redundancy consultation period.

As a result of the continuing improvements in revenue and gross margin, EBITDA in the first six months was (pound)184 million, up 30% on the corresponding six months last year. This includes our (pound)8 million share of UKTV's EBITDA. EBITDA margin, excluding UKTV, for the first six months was 27% compared to 22% in the first half of last year.

Net loss for the six months was (pound)239 million, down 42% on the first six months of 2001. This reduction was due mainly to improvements in EBITDA, foreign exchange gains relating to dollar-denominated debt, gains on the sale of investments and lower goodwill amortisation costs.

Capital expenditure in the first six months was (pound)241 million, down 25% or (pound)78 million on the same period last year. This is in line with management's stated aim of reducing capital expenditure to below (pound)500 million for the full year.

As at 30 June 2002, net debt stood at (pound)5,308 million, comprising (pound)3,554 million of Notes and Debentures, (pound)246 million of lease and vendor financing, (pound)42 million of other loans and (pound)1,807 million drawn down on our bank facility, offset by cash balances of (pound)341 million at 30 June 2002. The Group's cash balances have increased by (pound)250 million since the end of the first quarter, mainly as a result of drawdowns from the Group's senior bank facility, (pound)31 million of cash realised on the termination of certain foreign exchange contracts and (pound)29 million received in respect of the disposal of the Group's stakes in TV Travel Group and The Way Ahead Group.

The interim financial information has been prepared on a going concern basis. On the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate within the Senior Secured Facility currently agreed with its bankers and available for a period of at least twelve months following the date of this interim announcement. The Group's debt obligations begin to mature in late 2003 and as stated in our letter to shareholders, dated 4 July 2002, the Directors are currently considering their options to allow the Group to meet these obligations and stabilise its medium and longer term financial position. In addition, over the next twelve months, the margin of facilities over requirements is not large and consistent delivery of budget is necessary to ensure continued compliance with the terms of the covenants within the Senior Secured Facility. Inherently, there can be no certainty in relation to any of these matters. The interim financial information does not include any adjustments that would result from this going concern basis of preparation being inappropriate.

BUSINESS REVIEW

Consumer Division

Consumer Division revenues for the six months totalled (pound)458 million, an increase of 10% on the corresponding six months in 2001. This increase has resulted from year-on-year subscriber growth and ARPU gains coming from the growth of our successful broadband products, increased multi-service penetration and selected price rises.

During the second quarter, net customer disconnections were 13,000 mainly as a result of the consumer price rises introduced in the quarter and a less aggressive retention policy aimed at customers who wish to disconnect.

At the end of the quarter, our 129,000 "triple play" customers subscribing to CATV, telephone and broadband accounted for 7% of our customer base. Together with price rises, this contributed to a rising monthly revenue per household which was (pound)41.95 for the second quarter up from (pound)41.48 in the first quarter. (The first quarter's figure has been restated to exclude indirect access telephony revenues. See note 2 below.)

Internet

The second quarter was another record quarter for broadband internet growth. Net additions were 51,000 representing 40% growth in the quarter to 177,000 at 30 June 2002. By comparison, net additions were 13,000 in the corresponding quarter last year. Furthermore, as at 31 July 2002, subscribers stood at 192,000 with 139,000 of these also taking TV and telephony.

On 17 June 2002, Telewest Broadband launched its 1Mb blueyonder broadband internet service. This service is available for (pound)35 per month as part of a bundle, or (pound)39.99 as a standalone service. By the end of the quarter, this faster 1Mb service had 8,000 subscribers. As at 31 July 2002, this had risen further to 15,000.

CATV

Net CATV disconnections in the quarter were 25,000 as churn rose to 20.7% from 19.1% following price increases and the changes in retention policy discussed above. CATV subscriber growth was also impacted by a shift in targeted marketing towards broadband rather than digital TV. In the third quarter, we are introducing our digital TV services to the former Eurobell franchises in the south-west. Average monthly CATV revenue for the quarter was (pound)21.47 up from (pound)20.80 in the first quarter as a result of the price rises.

From August 2002, the monthly price of the digital starter pack is being raised from (pound)11.49 to (pound)15 for new acquisitions as we focus on improving the package mix of our subscribers. There will be no price change for existing subscribers.

CATV gross margin has increased to 62% for the half year from 53% in the corresponding period of 2001. This is due to price rises and an actively managed change in the mix between lower margin premium and higher margin basic packages. For example, 78% of our CATV subscribers are "basic only" (i.e. do not subscribe to any premium channels) and the pay-to-basic ratio has fallen to 69% from 86% at the same time last year.

Telewest Broadband launched its enhanced TV platform with "red button" functionality during the quarter. The new functionality allows our digital customers to interact with any eTV enabled programming. The service has been well received by our subscribers with 50% of digital customers accessing the World Cup service, 43% accessing the Wimbledon service and over 850,000 Big Brother votes being registered.


Residential Telephony

Net residential telephony disconnections in the second quarter were just under 10,000 as churn rose to 16.8% from 16.2% following the consumer price increases.

Subscribers to Talk Unlimited, our 24-hour 7 day-a-week flat rate unmetered residential voice service available for local and national calls in the UK, continued to increase with 48,000 net additions in the quarter. We now have 300,000 Talk Unlimited subscribers representing 18% of our residential telephony base.

Average monthly revenue declined to (pound)24.89 in the quarter from (pound)25.27 in the first quarter. (See note 2). We believe that residential telephony useage in the quarter was negatively affected by approximately (pound)2.5 million in the week of the jubilee double bank holiday in June which also coincided with some World Cup England games.

Business Division

Business Division revenues for the six months totalled (pound)131 million, down (pound)7 million on the same six months last year. Within this amount, Carrier Services revenues were (pound)20 million in the six months, down from (pound)33 million in the first six months of 2001. Excluding Carrier Services, the Division's revenues have grown 6% compared to the first six months of 2001.

The Business Division continues to benefit from growth in the provision of data services across all market segments with the launch of IPVPN (Internet Protocol Virtual Private Network) - a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection.

Companies taking the full range of business services include new and existing customers such as SAGE, the University of the West of England, Royal London Insurance, British Airways and Sandwell Learning Plus - a project partly funded by the European Regional Development Fund to provide services to 43 schools in the Birmingham area.

Hosted Microsoft Exchange from blueyonder workwise has picked up a second award this year, winning Best Small Business Solution of the Year for Western Europe, in the Fifth Annual Microsoft Certified Awards that recognise partners who have delivered exemplary customer solutions.

Content Division

Content Division revenues totalled (pound)85 million in the first six months, including our 50% share of UKTV revenue. Content Division revenues are down (pound)10 million compared to the first half of 2001 due to the closure or sale of businesses and other one-off effects where revenues of (pound)12 million were achieved last year. These include the sale of Screenshop, the closure of HSNDI and a substantial Government grant payment in respect of the set-up of Living Health.

The closure of ITV Digital has negatively affected the revenues of UKTV. The effect of the closure on the Content Division's share of revenue is approximately (pound)1.5 million per quarter. As a result of the closure of ITV Digital, UKTV has announced that one its channels, Play UK is to close at the end of the year. None of the Content Division's wholly owned channels were carried on the ITV Digital platform.

Advertising revenues of (pound)35 million (including our 50% share of UKTV revenue) for the first half of 2002 were up 4% in a market that saw a 3% overall decline. The Content Division's share of total TV advertising revenues was 3.4%, up from 3.2% a year ago.

On 14 June 2002, Telewest announced the disposal of its stake in The Way Ahead Group ticketing agency for (pound)10 million. Way Ahead revenues consolidated into the Content Division were (pound)3 million up to the point of disposal.

Corporate Developments

On 14 May 2002, Microsoft informed us that it was withdrawing its three non-executive directors - Henry Vigil, Salman Ullah and Dennis Durkin - from our board of directors. Microsoft holds 23.6% of our issued shares and has the right to nominate up to three representatives to the board under corporate shareholder agreements with us. At that time, Microsoft said: "At present we believe that we will be in a better position to manage our relationship with, and investment in, Telewest without board representation."

On 28 June 2002, Microsoft notified Liberty Media that it intended to sell publicly its interest in us and, in accordance with the terms of shareholder agreements noted above, offered Liberty Media the right to purchase that interest within 30 days. We are not aware of the status of the discussions between these two shareholders, if any, as to Microsoft's interest.

On 12 June 2002, Liberty Media announced a tender offer for certain of our publicly traded bonds. At that time, Liberty Media announced that upon completion of the tender it intended to "propose to the Company's board of directors a restructuring plan pursuant to which all or substantially all of the Company's publicly-traded notes and debentures would be converted into equity of the Company". On 17 July 2002, Liberty Media, citing "the deterioration in the US and UK securities markets and the significant fall in the trading price of Liberty Media's common stock since the commencement of the Offer", terminated the tender offer. We do not know whether Liberty Media still intends to approach us concerning a restructuring plan.

Also on 17 July 2002, Liberty Media informed us that it was withdrawing its three non-executive directors - Robert Bennett, Miranda Curtis and Graham Hollis
- from our board of directors. Liberty Media holds 25.2% of our issued share capital and has the right to nominate up to three representatives to our board under corporate shareholder arrangements with us. Liberty Media said: "We are taking this action to eliminate any potential conflict of interest or appearance of a conflict in any upcoming restructuring discussions. The management and the remaining directors of Telewest continue to have our full support."

We have been approached by a committee representing a significant proportion of our bonds (the Bondholders' Committee). The Bondholders' Committee expressed the desire to work constructively with us to explore the possibility of bondholders participating in some form of reconstruction of Telewest's balance sheet. Telewest has not yet discussed any specific proposals with the Bondholders' Committee.

Our board has concluded that it is in the best interest of Telewest to enter into discussions with the Bondholders' Committee and, if approached, Liberty Media to establish whether a proposal which would command the support of the board is capable of being agreed. Our board will continue to explore all available options in order to arrive at a solution which is fair and equitable to all of our stakeholders. Detailed discussions will not begin until we have obtained the necessary waivers and consents from our banks.

Subsequent Events

Following the quarter end, further currency contracts were terminated in July, resulting in cash outflows of (pound)31 million and a further (pound)12 million of cash outflows to be incurred in October 2002.

On 31 July 2002, Telewest announced that Adam Singer, chief executive, would be leaving the company and had resigned as a director of the Board. Charles Burdick, previously the finance director, becomes managing director.


Notes:


1.  Non-statutory information provided in this document is defined as follows:

o EBITDA, which we consider is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry, represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

o Gross margin is defined as Group turnover less cost of sales before deducting depreciation.

All commentary in this document is based on the Group's UK GAAP financial results unless otherwise specified.

2. In our first quarter's Press Release, issued on 1 March 2002, we included in the calculations of three of the 2002 average monthly revenue figures certain indirect access revenues, amounting to (pound)2.6 million, from Eurobell that had not been previously included in those calculations. This represents revenues from BT's residential telephony customers who have their calls routed through our Eurobell network. The effect of including these revenues was that our average monthly revenue per household, average monthly revenue per residential telephony line and average monthly revenue per residential telephony subscriber were increased in that Press Release by (pound)0.49, (pound)0.49 and (pound)0.53, respectively. The first quarter's average monthly revenue figures used in the above discussion have been presented on a basis comparable with prior periods. This change in calculation had no effect on reported revenues, subscriber numbers or any other operating or financial statistics and indirect access revenues will not be included in future calculations.


3. The following is included in connection with legislation in the United States, the Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995: the foregoing includes certain forward looking statements that involve various risks and uncertainties which could lead to actual results significantly different than those anticipated by Telewest. For a discussion of certain of these risks and uncertainties, see the Company's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 1 July 2002.

Telewest Communications plc
Operating Statistics - Unaudited
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Actual           Actual
CONSUMER DIVISION                                                                              Net additions    Net additions
                                                                                                     Q2 2002          Q2 2001
------------------------------------------------------------------------------------------------------------------------------
  Household customers                                                                               (13,052)           20,622

  Cable Television subscribers                                                                      (25,117)           24,036

  Telephony subscribers                                                                              (9,510)           21,489
  Telephone lines                                                                                   (26,441)           17,526

  Blueyonder broadband internet subscribers                                                           51,494           12,526
------------------------------------------------------------------------------------------------------------------------------
                                                                                               As at 30 June    As at 30 June
                                                                                                        2002             2001
                                                                                                      Actual           Actual
------------------------------------------------------------------------------------------------------------------------------
  Homes passed                                                                                     4,913,473        4,924,830
  Homes passed and marketed                                                                        4,699,336        4,730,355

  Dual or triple service subscribers  (1)                                                          1,236,853        1,160,362
  Cable television only subscribers                                                                  127,052          152,178
  Residential telephony only subscribers                                                             395,604          417,464
  Internet only subscribers                                                                           10,928            4,692
  Total residential subscribers                                                                    1,770,437        1,734,696

  Household penetration                                                                                37.7%            36.7%
  Percentage of dual or triple service subscribers  (1)                                                69.9%            66.9%
  Average monthly revenue per subscriber  (2)                                                   (pound)41.72     (pound)39.07
------------------------------------------------------------------------------------------------------------------------------
CABLE TELEVISION

  Cable television subscribers                                                                     1,333,083        1,312,540
  Active Digital subscribers                                                                         818,780          564,433
  Penetration rate  (3)                                                                                28.4%            27.7%
  Average subscriber churn rate (4)                                                                    20.7%            21.8%
  Average monthly revenue per subscriber  (5)                                                   (pound)21.15     (pound)20.23
------------------------------------------------------------------------------------------------------------------------------
RESIDENTIAL TELEPHONY

  Residential telephony subscribers                                                                1,626,005        1,577,826
  Residential telephony penetration  (6)                                                               34.6%            33.5%
  Residential telephone lines                                                                      1,745,825        1,738,589
  Second line penetration                                                                               7.4%            10.2%
  Average subscriber churn rate (7)                                                                    16.8%            18.2%
  Average monthly revenue per line  (8)                                                         (pound)23.17     (pound)22.66
  Average monthly revenue per subscriber  (9)                                                   (pound)25.09     (pound)25.06
------------------------------------------------------------------------------------------------------------------------------
INTERNET SUBSCRIBERS

  Blueyonder SurfUnlimited                                                                           192,902          147,262
  Blueyonder pay-as-you-go                                                                           113,306          120,035
  Blueyonder broadband                                                                               177,394           31,142
  Total Internet subscribers                                                                         483,602          298,439
------------------------------------------------------------------------------------------------------------------------------
BLUEYONDER BROADBAND
  Average monthly revenue per subscriber (10)                                                   (pound)26.46              N/A
  Average subscriber churn rate (11)                                                                    9.5%              N/A
------------------------------------------------------------------------------------------------------------------------------


                                       7

Telewest Communications plc
Operating Statistics - Unaudited (continued)
------------------------------------------------------------------------------------------------------------------------------
                                                                                               As at 30 June    As at 30 June
                                                                                                        2002             2001
                                                                                                      Actual           Actual
------------------------------------------------------------------------------------------------------------------------------
BUSINESS DIVISION
  Business customer accounts                                                                          74,290           69,282
  Business telephony lines                                                                           459,698          413,808
  Average business lines per customer account  (12)                                                      6.2              6.0
  Average annualised monthly revenue per business line  (13)                                    (pound)41.99     (pound)45.72
  Annualised revenue per customer account  (14)                                                 (pound)3,101     (pound)3,165
------------------------------------------------------------------------------------------------------------------------------
CONTENT DIVISION
  Multi channel subscribers                                                                        9,459,230       10,225,126
  Flextech share of basic viewing  (15)                                                                20.7%            22.1%
  Share of total TV advertising revenues (16)                                                           3.4%             3.2%
------------------------------------------------------------------------------------------------------------------------------

     (1) Dual or triple service subscribers are those subscribers who take any two or all of our cable television, residential telephony and high-speed internet services.

     (2) Average monthly revenue per subscriber (often referred to as "ARPU" or "Average Revenue per User") represents (i) the average monthly revenue of residential customers for such period, divided by (ii) the average number of residential customers in such period.

     (3)      Cable television penetration rate at a specified date represents
              (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.

     (4) Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.

     (5) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.

     (6) Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.

     (7) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

     (8) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.

     (9) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

    (10) Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

    (11) Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

    (12) Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the average number of business cable telephony customer accounts at such date.

    (13) Average monthly revenue per business line for each period represents (i) the average monthly business cable telephony revenue for such period, divided by (ii) the average number of business cable telephony lines in such period.

    (14) Average annualised revenue per customer account for each period represents (i) the average monthly business services revenue for each period divided by (ii) the average number of business services customer accounts in such period, multiplied by 12 months.

    (15)      Basic viewing over 24 hours.

    (16) Includes Flextech's wholly owned channels and UKTV's advertising revenues

  Telewest Communications plc
  UK GAAP
  SUMMARISED UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
  FOR THE SIX MONTHS ENDED 30 JUNE
  --------------------------------------------------------------------------------------------------------------------------
                                                                                         30 June       30 June       31 Dec
                                                                                            2002          2001         2001
                                                                                           Total         Total        Total
                                                                                                                    Audited

                                                                                        (pound)m      (pound)m     (pound)m
  --------------------------------------------------------------------------------------------------------------------------
  Turnover

  Consumer Division:
    Cable television                                                                         173           158          329
    Telephony                                                                                251           241          488
    Internet and other                                                                        34            16           40
  --------------------------------------------------------------------------------------------------------------------------
                                                                                             458           415          857
  Business Division                                                                          131           138          274
  --------------------------------------------------------------------------------------------------------------------------
  Total Cable Division                                                                       589           553        1,131

  Content Division
    Programming, transactional and interactive revenues                                       52            63          129
    Share of joint ventures' turnover (UKTV)                                                  33            32           63
  --------------------------------------------------------------------------------------------------------------------------
  Total Content Division                                                                      85            95          192
  --------------------------------------------------------------------------------------------------------------------------
  Total Turnover                                                                             674           648        1,323

  Less: share of joint ventures' turnover                                                   (33)          (32)         (63)
  --------------------------------------------------------------------------------------------------------------------------
  Group Turnover  (note 1)                                                                   641           616        1,260
  Total Operating Costs (note 2)                                                           (767)         (790)      (2,572)
  --------------------------------------------------------------------------------------------------------------------------
  Group operating loss  (note 1)                                                           (126)         (174)      (1,312)
  --------------------------------------------------------------------------------------------------------------------------
      Group Turnover                                                                         641           616        1,260
      Operating expenses before depreciation  and amortisation                             (465)         (483)        (954)
                                                                  ----------------------------------------------------------
      EBITDA  (note 1)                                                                       176           133          306
      Depreciation and amortisation  (note 2)                                              (302)         (307)      (1,618)
                                                                  ----------------------------------------------------------
     Group operating loss                                                                  (126)         (174)      (1,312)
  --------------------------------------------------------------------------------------------------------------------------
  Gain/(loss) on disposal of investments  (note 4)                                            33           (4)          (4)
  Share of operating profits of joint ventures                                                 6             8            9
  Share of operating profits/(losses) of associated undertakings                               1             1          (7)
  Interest receivable and similar income                                                       8             8           15
  Amounts written off investments                                                              -             -        (138)
  Interest payable and similar charges  (note 3)                                           (161)         (252)        (494)
  --------------------------------------------------------------------------------------------------------------------------
  Loss on ordinary activities before taxation                                              (239)         (413)      (1,931)

  Tax on loss on ordinary activities                                                           -           (3)          (5)
  --------------------------------------------------------------------------------------------------------------------------
  Loss on ordinary activities after taxation                                               (239)         (416)      (1,936)
  Minority interests                                                                           -             -            1
  --------------------------------------------------------------------------------------------------------------------------
  Loss for the financial period                                                            (239)         (416)      (1,935)
  --------------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------------------
  ----------------------------------------------------------------
  Basic and diluted loss per ordinary share (pence)                                        (8.3)        (14.4)       (67.2)
  ----------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------------------

  The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 9 to 13, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report. The audited consolidated financial information set out pages 9 to 13, does not constitute the Company's statutory accounts for the year ended 31 December 2001 but is derived from those accounts. Statutory accounts for 2001 were delivered to the Registrar of Companies following the Company's Annual General Meeting on 11 June 2002. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Telewest Communications plc
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE
------------------------------------------------------------------------------------------------------------------------------
                                                                                          30 June       30 June        31 Dec
                                                                                             2002          2001          2001
                                                                                                                      Audited
                                                                                         (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Fixed assets

  Intangible assets                                                                         1,693         2,806         1,743
  Tangible assets                                                                           3,507         3,394         3,498
  Investments in associated undertakings and participating interests                          101           186           107
  Investments in joint ventures:
    Share of gross assets                                                               28            34            30
    Goodwill                                                                           320           417           330
    Share of gross liabilities                                                       (131)         (141)         (138)
    Loans to joint ventures                                                            216           211           218
                                                                                   -------       -------       -------
                                                                                              433           521           440
  Other investments                                                                             -             2             1
------------------------------------------------------------------------------------------------------------------------------
                                                                                            5,734         6,909         5,789
------------------------------------------------------------------------------------------------------------------------------
Current assets

  Stocks                                                                                       76            83            67
  Debtors                                                                                     248           270           239
  Secured cash deposits restricted for more than one year                                      12            12            20
  Cash at bank and in hand                                                                    341            12            14
------------------------------------------------------------------------------------------------------------------------------
                                                                                              677           377           340

Creditors: amounts falling due within one year                                              (669)         (571)         (670)
------------------------------------------------------------------------------------------------------------------------------
Net current assets/(liabilities)                                                                8         (194)         (330)
------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                       5,742         6,715         5,459

Creditors: amounts falling due after more than one
  year (including convertible debt)                                                       (5,554)       (4,768)       (5,031)
Minority interests                                                                              -           (1)           (1)
------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                    188         1,946           427
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                    188         1,946           427
------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            30 June       30 June       31 Dec
                                                                                               2002          2001         2001
                                                                                                                       Audited
                                                                                           (pound)m      (pound)m     (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities  (note 5)                                             181           140          348
-------------------------------------------------------------------------------------------------------------------------------
Dividends received from associated undertakings                                                   -             2            3
-------------------------------------------------------------------------------------------------------------------------------
Returns on investments and servicing of finance
  Interest received                                                                               1             1            5
  Interest paid                                                                               (185)         (167)        (335)
  Dividend paid to minority interests in subsidiary undertaking                                 (1)             -            -
  Interest element of finance lease payments                                                    (9)           (8)         (20)
  Issue costs of Notes and credit facility arrangement costs                                      -          (38)         (41)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                         (194)         (212)        (391)
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditure

  Purchase of tangible fixed assets                                                           (263)         (272)        (548)
  Sale of tangible fixed assets                                                                   -             -            2
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow for capital expenditure                                                      (263)         (272)        (546)
-------------------------------------------------------------------------------------------------------------------------------
Acquisition and disposals

  Purchase of subsidiary undertakings                                                             -             -          (6)
  Disposal of a subsidiary undertaking                                                           10            10           10
  Cash disposed of with a subsidiary undertaking                                                  -           (2)          (2)
  Disposal of an associated undertaking                                                          15             -            -
  Investments in associated undertakings and other participating interests                      (1)          (22)         (26)
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from acquisitions and disposals                                        24          (14)         (24)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow before use of liquid resources and financing                                 (252)         (356)        (610)

Management of liquid resources

  Net (increase)/decrease in fixed and secured deposits                                       (291)            18           11
-------------------------------------------------------------------------------------------------------------------------------
Financing

  Net repayment of borrowings under old credit facilities                                         -         (136)        (824)
  Net proceeds from borrowings under new credit facilities                                      480           410        1,393
  Net proceeds from disposal of forward contracts                                               105             -            -
  Repayments of loans made to joint ventures (net)                                               10            25           21
  Proceeds from issue of Accreting Convertible Notes, 2003                                        -            30           30
  Repayment of other borrowings                                                                 (3)             -            -
  Proceeds from exercise of share options                                                         -             5            6
  Capital element of finance lease payments                                                    (21)          (26)         (54)
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                                  571           308          572
-------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the period                                                        28          (30)         (27)
-------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS
FOR THE SIX MONTHS ENDED 30 JUNE
-------------------------------------------------------------------------------------------------------------------------------
                                            Cable   Content      Inter-      Total     Cable    Content      Inter-      Total
                                                             divisional                                  divisional
                                          30 June   30 June     30 June    30 June   30 June    30 June     30 June    30 June
                                             2002      2002        2002       2002      2001       2001        2001       2001
                                         (pound)m  (pound)m    (pound)m   (pound)m  (pound)m   (pound)m    (pound)m   (pound)m
-------------------------------------------------------------------------------------------------------------------------------
1  Segmental analysis

  Group Turnover                              589        59         (7)        641       553         68         (5)        616
  Operating expenses before
   depreciation and amortisation            (419)      (53)           7      (465)     (424)       (64)           5      (483)
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                                        170         6           -        176       129          4           -        133
  Depreciation and amortisation             (298)       (4)           -      (302)     (299)        (8)           -      (307)
-------------------------------------------------------------------------------------------------------------------------------
Group operating (loss)/profit               (128)         2           -      (126)     (170)        (4)           -      (174)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            30 June      30 June        31 Dec
                                                                                               2002         2001          2001
                                                                                                                       Audited
                                                                                           (pound)m     (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
2  Total operating costs

 Cost of sales:
  Consumer programming expenses                                                                  65           75           142
  Business and consumer telephony expenses                                                      113          122           238
  Content Division cost of sales                                                                 31           38            83
-------------------------------------------------------------------------------------------------------------------------------
  Prime cost of sales (cost of sales before depreciation)                                       209          235           463

  Depreciation of tangible fixed assets                                                         242          217           445
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                451          452           908
-------------------------------------------------------------------------------------------------------------------------------
 Administration expenses:

  Selling, general and administrative expenses                                                  256          248           491
  Amortisation of goodwill and intangible assets (31 Dec 2001 including exceptional
  impairment(pound)992m)                                                                         60            90        1,173
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                316          338         1,664
-------------------------------------------------------------------------------------------------------------------------------
Total operating costs                                                                           767          790         2,572
-------------------------------------------------------------------------------------------------------------------------------
3  Interest payable and similar charges

Share of interest of associated undertakings and joint ventures                                   6            5            11
 On bank loans                                                                                   61           45           105
 Finance costs of Notes and Debentures                                                          169          163           329
 Finance charges payable in respect of finance leases and hire purchase contracts                 9            8            19
 Exchange (gains)/ losses on foreign currency translation, net                                 (90)           22            15
 Other                                                                                            6            9            15
-------------------------------------------------------------------------------------------------------------------------------
Total interest payable and similar charges                                                      161          252           494
-------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (continued)
FOR THE SIX MONTHS ENDED 30 JUNE
-------------------------------------------------------------------------------------------------------------------------------
4  Gain on disposal of investments
During the six months ended 30 June 2002 the Group sold its investment in its subsidiary undertaking The Way Ahead Group Limited and in its associated undertaking TV Travel Group Limited making an aggregate gain on the disposals of
(pound)33 million.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                            30 June      30 June        31 Dec
                                                                                               2002         2001          2001
                                                                                                                       Audited
                                                                                           (pound)m     (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
5  Reconciliation of operating loss to net cash inflow from operating activities

  Group operating loss                                                                        (126)        (174)       (1,312)
  Depreciation of tangible fixed assets                                                         242          217           445
  Amortisation of goodwill and intangible assets                                                 60           90           181
  Impairment of goodwill                                                                          -            -           992
  (Increase)/decrease in stocks and programming inventory                                      (10)         (16)             2
  (Increase)/decrease in debtors                                                               (15)         (17)            23
  Increase in creditors                                                                          30           40            17
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                       181          140           348
-------------------------------------------------------------------------------------------------------------------------------
6  Net debt
  Net debt, other than short-term creditors and accruals
-------------------------------------------------------------------------------------------------------------------------------
  Convertible Notes                                                                             897          906           904
  Other Notes and Debentures                                                                  2,657        2,572         2,598
  Bank facility                                                                               1,807        1,064         1,324
  Other loans                                                                                    42           23            45
  Vendor financing and obligations under finance leases and hire
     purchase contracts                                                                         246          241           261
-------------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                    5,649        4,806         5,132

 Less cash at bank and in hand                                                                  341           12            14
-------------------------------------------------------------------------------------------------------------------------------
Net debt                                                                                      5,308        4,794         5,118
-------------------------------------------------------------------------------------------------------------------------------

  Telewest Communications plc
  UK GAAP
  SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS  ACCOUNTS
  FOR THE QUARTERS ENDED
  --------------------------------------------------------------------------------------------------------------------------
                                                            30 June        31 Mar        31 Dec       30 Sept       30 June
                                                               2002          2002          2001          2001          2001
                                                           (pound)m      (pound)m      (pound)m      (pound)m      (pound)m
  --------------------------------------------------------------------------------------------------------------------------
  Turnover
  Consumer Division:
   Cable television                                              88            85            86            85             80
   Telephony                                                    125           126           126           120            122
   Internet and other                                            18            16            14            11              8
  ---------------------------------------------------------------------------------------------------------------------------
                                                                231           227           226           216            210
  Business Division                                              67            64            71            64             71
  ---------------------------------------------------------------------------------------------------------------------------
  Total Cable Division                                          298           291           297           280            281
  ---------------------------------------------------------------------------------------------------------------------------
  Content Division:
   Programming, transactional and
    interactive revenues                                         26            26            36            30             31
   Share of joint ventures' turnover (UKTV)                      16            17            17            15             15
  ---------------------------------------------------------------------------------------------------------------------------
  Total Content Division                                         42            43            53            45             46
  ---------------------------------------------------------------------------------------------------------------------------
  Total Turnover                                                340           334           350           325            327

  Less: share of joint ventures' turnover                      (16)          (17)          (17)          (15)           (15)
  ---------------------------------------------------------------------------------------------------------------------------
  Group Turnover                                                324           317           333           310            312
  Total Operating Costs                                       (389)         (378)       (1,394)         (387)          (396)
  --------------------------------------------------------------------------------------------------------------------------
  Group operating loss                                         (65)          (61)       (1,061)          (77)           (84)
  --------------------------------------------------------------------------------------------------------------------------
      Group Turnover                                            324           317           333           310            312
      Operating expenses before depreciation
        and amortisation                                      (234)         (231)         (240)         (230)          (242)
                                                              --------------------------------------------------------------
   EBITDA                                                        90            86            93            80             70
      Depreciation and amortisation                           (155)         (147)       (1,154)         (157)          (154)
                                                              --------------------------------------------------------------
      Group operating loss                                     (65)          (61)       (1,061)          (77)           (84)
  --------------------------------------------------------------------------------------------------------------------------


  Loss for the financial period                                (73)         (166)       (1,338)         (181)          (207)
  --------------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------------------
  Basic and diluted loss per ordinary share
    (pence)                                                   (2.5)         (5.8)        (46.5)         (6.3)          (7.2)
  --------------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------------------

  Telewest Communications plc
  UK GAAP
  SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED ACCOUNTS
  FOR THE QUARTERS ENDED
  ----------------------------------------------------------------------------------------------------------------------

                                                                  30 June      31 Mar     31 Dec     30 Sept    30 June
                                                                     2002        2002       2001        2001       2001
                                                                 (pound)m    (pound)m   (pound)m    (pound)m   (pound)m
  ----------------------------------------------------------------------------------------------------------------------
  Total operating costs
      Cost of sales:
     Consumer programming expenses                                     32          33         33           34         38
     Business and consumer telephony expenses                          58          55         59           57         61
     Content Division cost of sales                                    15          16         26           19         19
  ----------------------------------------------------------------------------------------------------------------------
      Prime cost of sales (cost of sales before depreciation)         105         104        118          110        118
      Depreciation of tangible fixed assets                           125         117        117          111        109
  ----------------------------------------------------------------------------------------------------------------------
                                                                      230         221        235          221        227
  ----------------------------------------------------------------------------------------------------------------------
     Administration expenses:
     Selling, general and administrative expenses                     129         127        122          120        124
     Amortisation of goodwill and tangible assets                      30          30         45           46         45
     Exceptional item -  impairment of goodwill                         -           -        992            -          -
  ----------------------------------------------------------------------------------------------------------------------
                                                                      159         157      1,159          166        169
  ----------------------------------------------------------------------------------------------------------------------
  Total operating costs                                               389         378      1,394          387        396
  ----------------------------------------------------------------------------------------------------------------------

  Interest payable and similar charges
     Share of interest of associated
       undertakings and joint ventures                                  2           4          3            3          2
     On bank loans                                                     32          29         33           27         25
     Finance costs of Notes and Debentures                             85          84         83           83         82
     Finance charges payable in respect of
       finance leases and hire purchase contracts                       6           3          8            3          4
     Exchange (gains)/losses on foreign currency
       translation, net                                              (79)        (11)          9         (16)          3
     Other                                                              3           3          1            5          7
  ----------------------------------------------------------------------------------------------------------------------
  Total interest payable and similar charges                           49         112        137          105        123
  ----------------------------------------------------------------------------------------------------------------------

   Net debt

       Net debt, other than short-term creditors and accruals
  ----------------------------------------------------------------------------------------------------------------------
      Convertible Notes                                               897         916        904         896        906
      Other Notes and Debentures                                    2,657       2,678      2,598       2,579      2,572
      Bank facility                                                 1,807       1,455      1,324       1,100      1,064
      Other loans                                                      42          43         45          52         23
      Vendor financing and obligations under finance
         leases and hire purchase contracts                           246         277        261         286        241
  ----------------------------------------------------------------------------------------------------------------------
       Total debt                                                   5,649       5,369      5,132       4,913      4,806

       Less cash at bank and in hand                                  341          91         14           4         12
  ----------------------------------------------------------------------------------------------------------------------
   Net debt                                                         5,308       5,278      5,118       4,909      4,794
  ----------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
--------------------------------------------------------------------------------


Independent review report by KPMG Audit Plc to Telewest Communications plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 9 to 15 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Going concern

In arriving at our review conclusion, we have considered the adequacy of the disclosures made in the Financial Review concerning the uncertainties as to the adequacy of the Group's bank facilities, its continuing compliance with covenants and its ability to satisfy debt obligations in late 2003. In view of the significance of these uncertainties, we consider that they should be drawn to your attention, but our review conclusion is not qualified in this respect.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.




KPMG Audit Plc

Chartered Accountants
London, England

1 August 2002

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED 30 JUNE
-------------------------------------------------------------------------------------------------------------------------------
                                                          3 months   3 months   3 months     6 months    6 months     6 months
                                                             ended      ended      ended        ended       ended        ended
                                                           30 June    30 June    30 June      30 June     30 June      30 June
                                                              2002       2002       2001         2002        2002         2001
                                                                $m   (pound)m   (pound)m           $m    (pound)m     (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Revenue
 Cable television                                              134         88         80          264         173          158
 Consumer telephony                                            191        125        121          383         251          241
 Internet and other                                             27         18          9           51          34           16
-------------------------------------------------------------------------------------------------------------------------------
Total Consumer Division                                        352        231        210          698         458          415

 Business Services Division                                    117         77         74          218         143          136
-------------------------------------------------------------------------------------------------------------------------------
Total Cable Division                                           469        308        284          916         601          551

 Content Division                                               40         26         31           79          52           62
-------------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                  509        334        315          995         653          613
-------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses
 Consumer programming expenses                                (49)       (32)       (38)         (99)        (65)         (75)
 Business and consumer telephony expenses                     (88)       (58)       (60)        (172)       (113)        (121)
 Content expenses                                             (23)       (15)       (19)         (47)        (31)         (38)
 Depreciation                                                (196)      (129)      (115)        (375)       (246)        (230)
-------------------------------------------------------------------------------------------------------------------------------
 Cost of sales                                               (356)      (234)      (232)        (693)       (455)        (464)
 Selling, general and administrative expenses                (197)      (129)      (124)        (393)       (258)        (252)
 Amortisation of goodwill                                        -          -       (46)            -           -         (91)
-------------------------------------------------------------------------------------------------------------------------------
                                                             (553)      (363)      (402)      (1,086)       (713)        (807)
-------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                (44)       (29)       (87)         (91)        (60)        (194)
Other income/(expense)
 Interest income                                                11          7          3           11           7            8
 Interest expense                                            (200)      (131)      (110)        (384)       (252)        (221)
 Foreign exchange gain/(loss), net                              96         63         12          128          84          (9)
 Share of net (losses)/profits of affiliates                   (8)        (5)        (1)          (2)         (1)            5
 Other, net                                                     52         34        (5)           52          34          (6)
-------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                      (93)       (61)      (188)        (286)       (188)        (417)

 Income tax benefit                                              3          2          3            6           4            5
-------------------------------------------------------------------------------------------------------------------------------
Net loss before extraordinary item                            (90)       (59)      (185)        (280)       (184)        (412)

 Extinguishment of debt                                          -          -          -            -           -         (15)
-------------------------------------------------------------------------------------------------------------------------------
Net loss after extraordinary item                             (90)       (59)      (185)        (280)       (184)        (427)
-------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share
 Before extraordinary loss                                 $(0.03)(pound)(0.02)(pound)(0.06)      $(0.10)(pound)(0.06)(pound)(0.14)
 After extraordinary loss                                  $(0.03)(pound)(0.02)(pound)(0.06)      $(0.10)(pound)(0.06)(pound)(0.15)
-------------------------------------------------------------------------------------------------------------------------------
 Operating loss                                               (44)       (29)      (87)          (91)        (60)        (194)
  Add: depreciation and amortisation of goodwill               196        129       161           375         246          321
-------------------------------------------------------------------------------------------------------------------------------
EBITDA (after non-cash share-based compensation cost)          152        100        74           284         186          127
 Add back: non-cash share-based compensation (credit)/cost     (2)        (1)         -           (2)         (1)            1
-------------------------------------------------------------------------------------------------------------------------------
EBITDA (before non-cash share-based compensation cost)         150         99        74           282         185          128
-------------------------------------------------------------------------------------------------------------------------------

The consolidated financial information as set out on pages 17 to 19, which is unaudited, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report, other than where changes are necessary to implement new accounting standards.
The economic environment in which the Company operates is the United Kingdom and hence its reporting currency is Pounds Sterling ("(pound)"). Merely for convenience, the financial statements contain translation of certain Pounds Sterling amounts into US Dollars ("$") at $1.5245 per (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on Friday 28 June 2002, being the last business day before 30 June. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                30 June            30 June              31 Dec
                                                                                   2002               2002                2001
                                                                                     $m           (pound)m            (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Assets

  Cash and cash equivalents                                                         520                341                  14
  Secured cash deposits restricted for more than one year                            18                 12                  20
  Receivables and prepaid expenses                                                  390                256                 261
  Investments                                                                       825                541                 547
  Property and equipment                                                          5,302              3,478               3,473
  Goodwill and other intangibles                                                  2,884              1,892               1,892
  Inventory                                                                         116                 76                  67
  Other assets                                                                       77                 50                  58
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                     10,132              6,646               6,332
-------------------------------------------------------------------------------------------------------------------------------
Liabilities

Debt                                                                              8,338              5,469               4,897
Other liabilities                                                                 1,457                956                 984
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                 9,795              6,425               5,881

Minority interests                                                                  (2)                (1)                   -

Shareholders' equity                                                                339                222                 451
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                       10,132              6,646               6,332
-------------------------------------------------------------------------------------------------------------------------------

Note: The adoption of SFAS 142 "Goodwill and Other Intangible Assets" from 1 January 2002 means that Amortisation of goodwill is no longer charged to the Statement of Operations.

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE
-------------------------------------------------------------------------------------------------------------------------------
                                                                                           6 months     6 months      6 months
                                                                                              ended        ended         ended
                                                                                            30 June      30 June       30 June
                                                                                               2002         2002          2001
                                                                                                 $m     (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

Net loss                                                                                      (280)        (184)         (427)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:

  Depreciation                                                                                  375          246           230
  Amortisation of goodwill                                                                        -            -            91
  Amortisation of deferred financing costs and issue discount on Senior Discount                 84           55            45
  Debentures
  Deferred tax credit                                                                           (6)          (4)           (5)
  Unrealised (gain)/loss on foreign currency translation                                      (128)         (84)             5
  Non-cash accrued share-based compensation (credit)/cost                                       (2)          (1)             1
  Extinguishment of debt                                                                          -            -            15
  Share of net losses/(profits) of affiliates                                                     2            1           (5)
  (Gain)/loss on disposal of investments (net)                                                    -            -             4

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:

  Change in receivables                                                                         (8)          (5)           (4)
  Change in prepaid expenses                                                                     27           18          (13)
  Change in other assets                                                                         11            7          (54)
  Change in accounts payable                                                                   (60)         (39)            30
  Change in other liabilities                                                                  (35)         (23)            17
-------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                                          (20)         (13)          (70)

Net cash used in investing activities                                                         (349)        (229)         (261)

Net cash provided by financing activities                                                       868          569           283
-------------------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and cash equivalents                                            499          327          (48)

Cash and cash equivalents at beginning of period                                                 21           14            60
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                      520          341            12
-------------------------------------------------------------------------------------------------------------------------------